TSX: POM, NYSE American: PLM

NEWS RELEASE	2021-02

Minnesota Supreme Court rules in favor of PolyMet air permit

St. Paul, Minn., February 24, 2021 - The Minnesota Supreme Court today unanimously ruled in favor of the Clean Air Act permit issued to PolyMet by the Minnesota Pollution Control Agency, overturning an order by the state Court of Appeals that had remanded the permit back to the agency, according to Poly Met Mining, Inc., a wholly owned subsidiary of PolyMet Mining Corp. (together "PolyMet" or the "company") TSX: POM; NYSE American: PLM.

Rejecting the central legal argument relied on by opponents of PolyMet's project, the court ruled that the lower court had "relied on an erroneous interpretation of federal law" when it remanded the permit.

"This decision is another big win and a major step forward in the defense of our air permit," said Jon Cherry, chairman, president and CEO. "We believe strongly that the facts and the law are on our side, and we are pleased that the court agreed with us on the law. This is a victory for the company, our many stakeholders and for everyone that supports responsible mining in Minnesota."

The ruling endorses the MPCA's permitting process which involved a years-long review of the project and its potential effects on air quality, Cherry said. "The decision provides additional clarity that will enable the company to move closer to mining the metals that are needed for improvement to U.S. infrastructure projects and production of electric vehicles and renewable energy technologies," he said.

Now that the Minnesota Supreme Court has ruled on the most significant legal issue, the case will return to the court of appeals for resolution of a few remaining items that the court did not specifically address in its original decision. "We are confident that the record in the court of appeals supports the MPCA's decision to issue the permit," Cherry said.

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About PolyMet

PolyMet is a mine development company that owns 100% of the NorthMet Project, the first large-scale project to be permitted within the Duluth Complex in northeastern Minnesota, one of the world's major, undeveloped mining regions. NorthMet has significant proven and probable reserves of copper, nickel and palladium - metals vital to global carbon reduction efforts - in addition to marketable reserves of cobalt, platinum and gold. When operational, NorthMet will become one of the leading producers of nickel, palladium and cobalt in the U.S., providing a much needed, responsibly mined source of these critical and essential metals.

Located in the Mesabi Iron Range, the project will provide economic diversity while leveraging the region's established supplier network and skilled workforce, and generate a level of activity that will have a significant effect in the local economy. For more information: www.polymetmining.com.

For further information, please contact:

Media

Bruce Richardson, Corporate Communications

Tel: +1 (651) 389-4111

brichardson@polymetmining.com

Investor Relations

Tony Gikas, Investor Relations

Tel: +1 (651) 389-4110

investorrelations@polymetmining.com

PolyMet Disclosures

This news release contains certain forward-looking statements concerning anticipated developments in PolyMet's operations in the future. Forward-looking statements are frequently, but not always, identified by words such as "expects," "anticipates," "believes," "intends," "estimates," "potential," "possible," "projects," "plans," and similar expressions, or statements that events, conditions or results "will," "may," "could," or "should" occur or be achieved or their negatives or other comparable words. These forward-looking statements may include statements regarding the ability to receive environmental and operating permits, job creation, and the effect on the local economy, or other statements that are not a statement of fact. Forward-looking statements address future events and conditions and therefore involve inherent known and unknown risks and uncertainties. Actual results may differ materially from those in the forward-looking statements due to risks facing PolyMet or due to actual facts differing from the assumptions underlying its predictions.

PolyMet's forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and PolyMet does not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations and opinions should change.

Specific reference is made to risk factors and other considerations underlying forward-looking statements discussed in PolyMet's most recent Annual Report on Form 40-F for the fiscal year ended December 31, 2019, and in our other filings with Canadian securities authorities and the U.S. Securities and Exchange Commission.

The Annual Report on Form 40-F also contains the company's mineral resource and other data as required under National Instrument 43-101.

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.